CAESARS ENTERTAINMENT CORPORATION

One Caesars Palace Drive

Las Vegas, NV 89109

September 28, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck

Rahul Patel

Office of Real Estate and Commodities

Re:	Caesars Entertainment Corporation (the “Applicant”)

Application for Qualification of Indenture on Form T-3

Filed on September 1, 2017

File No.: 022-29019

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29019) (as amended, the “Application”) of the Applicant relating to the qualification of the Indenture governing the Applicant’s 5.00% Convertible Senior Notes due 2024.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, we hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 3:00 p.m., Eastern time, on Friday, September 29, 2017, or as soon as practicable thereafter.

We request that we be notified by a telephone call to David E. Sobel at (212) 373-3226 or David E. Weinfeld at (212) 373-3948 as soon as the Application has been declared effective and that written confirmation of the effectiveness of the Application also be sent to Mr. Sobel at dsobel@paulweiss.com, Mr. Weinfeld at dweinfeld@paulweiss.com and Ms. Renee Becker at rbecker@caesars.com.

Very truly yours,

CAESARS ENTERTAINMENT CORPORATION

By:	/S/ RENEE BECKER

Name: Renee Becker
Title: Chief Counsel - Corporate & Securities, Assistant Secretary

cc:	Catherine Goodall

David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP